UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of June, 2020

Copa Holdings, S.A.

(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-                 )

Enclosure: 6K – Panama extends air travel restrictions due to the Covid-19.

On Tuesday, June 17, the Panamanian government announced the extension of air travel restrictions for all international passenger flights to and from Panama for an additional 30 days, ending July 23, 2020.  As such, the Company is currently planning to resume scheduled international passenger flights no earlier than July 24, 2020, subject to any further extensions by the authorities in the future.

This document contains forward-looking statements - not limited to historical facts - that reflect the Company’s currents beliefs, expectations and/or intentions regarding future events and results. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially and are based on assumptions that are subject to change.  For more information on forward-looking statements and associated risks, please refer to our annual report filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 6/17/2020
	By:	/s/ José Montero
Name: José Montero Title: CFO